

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2026

Pijun Liu
Chief Executive Officer
Ping An Biomedical Co., Ltd.
22/F, China United Plaza
1002-1008, Tai Nan West Street
Cheung Sha Wan, Kowloon
Hong Kong

> **Re: Ping An Biomedical Co., Ltd.**
> **Registration Statement on Form F-1**
> **Filed February 13, 2026**
> **File No. 333-293481**

Dear Pijun Liu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing